UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

	NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-34044

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q	CUSIP NUMBER
	☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	75601N104

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Real Goods Solar, Inc.

Full Name of Registrant

Former Name if Applicable

833 West South Boulder Road

Address of Principal Executive Officer (Street and Number)

Louisville, Colorado 80027-2452

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Real Goods Solar, Inc., (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 within the prescribed time period.

Due to a significant increase in the Company’s stock price, as of the end of the Company’s second fiscal quarter of 2014, the public float of the Company’s Class A common stock exceeded $75 million. As a result, the Company no longer qualifies as a smaller reporting company and is now an accelerated filer for the first time. Accordingly, this is the first fiscal year for which an audit of the Company’s internal control over financial reporting is required, and this is the first year that the filing deadline for the Company’s Annual Report on Form 10-K has been shortened from 90 days to 75 days following the end of the fiscal year. As a result of the constraints on the Company’s financial staff connected with the transition to accelerated filer status, the Company has employed qualified third-party specialists to assist with this process.

Additionally, as previously reported, the Company has had recent changes to its finance and accounting management team. On October 14, 2014, the Company’s Chief Financial Officer resigned. The Company has not appointed a new chief financial officer and the Company’s Chief Executive Officer is currently serving as the acting principal financial officer. Also on October 14, 2014, the Company appointed a new principal accounting officer. As a result, the resources of the Company’s financial staff have been limited during these transitions.

In addition to constraints caused by personnel turnover of the financial staff, other events and changes at the Company have further limited the ability of the financial staff to complete the Form 10-K for the fiscal year ended December 31, 2014. For example, the Company is currently restructuring its business operations to achieve a turnaround in its business results, which requires the active involvement of its management and financial staff. Also, during 2014, the Company’s management and financial staff was actively involved with integrating three acquired companies and conducting due diligence on, and closing, the acquisition of two of the companies. Furthermore, towards the end of 2014 and during the first quarter of 2015, the Company’s management and financial staff has been engaged in negotiating and closing a financing transaction, and amending and extending the terms of the Company’s bank credit facility and related-party debt. Each of these constraints on the Company’s management and financial staff has inhibited the ability to complete the Form 10-K for the fiscal year ended December 31, 2014.

For the reasons set forth above, the audit of the Company’s results for the fiscal year ended December 31, 2014 and the procedures relating to the assessment of the Company’s internal control over financial reporting are not yet complete. As a result, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 by the prescribed due date of March 16, 2015. The Company cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense

The Company intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis Lacey	(303)	222-8400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, the Company exited its Commercial segment and sold its catalog business (which used to be part of the Company’s Other segment) during 2014. As a result, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 will reflect three segments, Residential, Sunetric and Other, and the Company’s results of its Commercial segment will be shown in its statement of operations as Discontinued Operations for all periods.

The Company estimates its revenue from continuing operations to be approximately $71 million and $58 million for the years ended December 31, 2014 and 2013, respectively. The Company estimates its loss from continuing operations after taxes to be approximately $26 million and $12 million for the years ended December 31, 2014 and 2013, respectively. The Company estimates it net loss to be approximately $57 million and $11 million for the years ended December 31, 2014 and 2013, respectively.

The Company estimates its revenue from continuing operations to be approximately $18 million for each of the three-month periods ended December 31, 2104 and 2013. The Company estimates its loss from continuing operations after taxes to be approximately $13 million and $2 million for the three-month periods ended December 31, 2014 and 2013, respectively. The Company estimates its net loss to be approximately $16 million and $3 million for the three-month periods ended December 31, 2014 and 2013, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The preliminary unaudited financial information discussed above consists of estimates derived from the Company’s internal books and records and has been prepared by, and are the responsibility of, the Company’s management. The preliminary unaudited financial information discussed above is subject to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the fourth quarter are finalized. Therefore, actual results may differ materially from these estimates and all of these preliminary estimates are subject to change.

This notification also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they provide our current beliefs, expectations, assumptions and forecasts about future events, and include statements regarding our future results of operations and financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “estimates,” “intends,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, no reliance should be placed on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, without limitation, the following: our failure to file the Annual Report on Form 10-K for the year ended December 31, 2014 within the expected time frame, our actual results of operations, and other factors including those discussed throughout Part I, Item 1A, Risk Factors and Part II, Item 7, Management’s Discussion and Analysis of Financial Conditions and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2013, Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Quarterly Reports on Form 10-Q, and in our other filings with the Securities and Exchange Commission.

Any forward-looking statement made by us in this notification is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Real Goods Solar, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2015	By	/s/ Dennis Lacey
Dennis Lacey Chief Executive Officer and Acting Principal Financial Officer (Executive Officer)